Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2013	Year ended December 31, 2012
Earnings before income taxes	$443	$537
Undistributed equity in (earnings) losses of investee	—	(1)
Losses of managed investment entities attributable to noncontrolling interest	30	98
Fixed charges:
Interest on annuities	394	541
Interest charges on borrowed money	54	75
Debt discount, expense and other fixed charges	1	12
Portion of rentals representing interest	13	16
EARNINGS	$935	$1,278

Fixed charges:
Interest on annuities	$394	$541
Interest charges on borrowed money	54	75
Debt discount, expense and other fixed charges	1	12
Portion of rentals representing interest	13	16
FIXED CHARGES	$462	$644

Ratio of Earnings to Fixed Charges	2.02	1.98

Earnings in Excess of Fixed Charges	$473	$634

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